

October 12, 2011

Via Facsimile
Mr. Roger A. Leopard
President and CEO
CalciTech Ltd.
10 route de l'aeroport
1215 Geneva, Switzerland

      RE: **CalciTech Ltd.**
               Form 20-F/A for the Fiscal Year ended December 31, 2010
               Filed September 28, 2011
               File No. 0-20420

Dear Mr. Leopard:

We have reviewed your response letter dated September 28, 2011, and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2010

Item 17. Financial Statements, page 37

Report of Independent Auditors

1. In prior filings the audit report included a paragraph with the standard language for a going concern emphasis, with the exception that the word "substantial," required by paragraph 12 of AU Section 341, was missing. In response to our comment on this matter, the auditors removed the going concern paragraph. There remains an emphasis paragraph on the uncertainty over carrying value of the intangible assets. The language in this emphasis paragraph, on its own, may confuse readers as to the conclusions reached by the auditor with respect to your ability to continue as a going concern. Also, you have a footnote addressing going concern and risk factor disclosure documenting "uncertainty of continuing as a going concern." Please provide an explanation from your auditors of how they determined it was

appropriate to remove the going concern language between the amendment dated August 25 and the most recent amendment, dated September 28. If applicable, the explanation should include a discussion of the procedures performed to remove the doubt that existed at the date of the prior amendment. Provide an amendment with a revised audit report that meets the requirements of AU Section 341.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief